EXHIBIT IV

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES COMPLETION OF $140 MILLION OF CONVERTIBLE PREFERRED UNITS AND AMENDMENTS TO CREDIT FACILITIES

ATHENS, Greece, May 23, 2012 -- Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, announced today the completion of its issuance of $140 million of Class B Convertible Preferred Units (“Class B Units”).  The Partnership also executed amendments to its three credit facilities and repaid debt of $149.6 million. The execution of the amendments provides for a deferral of scheduled amortization payments under each of the Partnership’s credit facilities until March 31, 2016.

Evercore Partners acted as exclusive placement agent in connection with the transaction. CPLP was advised by Sullivan & Cromwell LLP and G.E. Bairactaris & Partners.

Neither the Class B Units nor the common units into which they are convertible have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent a registration statement or exemption from registration. This notice is issued pursuant to Rule 135c under the Securities Act of 1933 and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our scheduled amortization payments, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR (Medium Range) tankers and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media

Ioannis Lazaridis, CEO and CFO	Matthew Abenante

+30 (210) 4584 950	Capital Link, Inc. (New York)

E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.

Jerry Kalogiratos, Finance Director

+30 (210) 4584 950

j.kalogiratos@capitalpplp.com